Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre

www.total.com
Yemen LNG Development Launched
Paris — August 29, 2005 — The government of Yemen has approved the development plan for the Yemen LNG liquefied natural gas project. The shareholders in Yemen LNG, for which Total is the leader (42.9%), will build a liquefaction plant in the port of Balhaf on the southern coast of Yemen, around 200 kilometers from Mukalla. The construction contracts will be awarded in the coming days.
The plant will have two trains with a combined capacity of 6.7 million metric tons a year and will be supplied with gas from Block 18 located in the central Marib region, around 180 kilometers east of Sana’a. The gas will be transported to the plant by a 38-inch, 320-kilometer pipeline.
Yemen LNG has signed three long-term (20 year) sale and purchase agreements for the plant’s output—one with Suez LNG Trading for 2.5 million metric tons a year, one with Kogas for 2 million metric tons a year and one with Total Gas & Power Ltd. for 2 million metric tons a year.
The Yemen LNG liquefaction plant is scheduled for commissioning in late 2008.
“Yemen LNG is part of Total’s strategy of growing its LNG production by an average of 10% a year to 2010. The Group already has interests in six liquefaction plants worldwide, including three in the Middle East. The new project will strengthen Total’s position as a leading LNG operator and producer in the Middle East,” says Christophe de Margerie, President, Exploration & Production at Total.
The Yemen LNG shareholders are the Yemeni government, represented by Yemen Gas Company (23.10%), Total (42.90%), Hunt Oil Company (18%) and South Korea’s SK Corporation (10%) and Hyundai Corporation (6%). Under the agreements with Kogas, the utility will acquire a 6% interest in Yemen LNG in the near future.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com